UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 22 January 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

Market release: Telecom successful bidder for final lot of 700 MHz spectrum for 4G mobile services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 22 January 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

MARKET RELEASE 22 January 2014

Telecom successful bidder for final lot of 700 MHz spectrum for 4G mobile services

The Government has announced today that Telecom is the successful bidder in the auction of the final 2x5 MHz lot of 700 MHz radio spectrum.

Telecom Chief Executive Simon Moutter said, “We are very pleased to have been informed that we have successfully secured a fourth lot of 700 MHz spectrum. This fourth lot will provide significant benefits to customers in terms of the potential speed and capacity of Telecom’s 4G mobile network.

“The more of this 700MHz spectrum a carrier has, the faster the speeds it will be capable of offering and the more data it can carry, so this fourth lot puts Telecom in the best position in the market to deliver a very high-performance 4G mobile network for New Zealand, including in less densely populated areas.

“This demonstrates Telecom’s absolute commitment to being the leader in mobile and data network capability and provides a strong foundation for Telecom to continue to deliver world class mobile and data services to New Zealanders across the country.”

Telecom bid $83 million for this final lot, in addition to the total of $66 million for three lots in the initial auction round. The purchase of a fourth 2x5 MHz lot is conditional upon approval from the Commerce Commission.

Mr Moutter added, “We’ve now got a leading data network integrating 3G, 4G, WiFi, ADSL, VDSL and Fibre backed up by a nationwide optical transport network that is underpinning anytime, anywhere connectivity for customers. With the addition of this 700 MHz spectrum, we will be in a very strong position to support New Zealand’s data, mobility and digital services future.”

In the first round of the auction, announced on 30 October 2013, Telecom and Vodafone each successfully bid for 2x15 MHz (three lots), while 2Degrees successfully bid for 2x10 MHz (two lots) leaving a single 2x5 MHz lot unsold from the available nine lots.

The auction for this lot has proceeded over recent weeks at $1 million increments for each bidding interval, starting from the $22 million reserve price. The significant price premium over the reserve price reflects the customer benefits that this additional fourth lot will provide to Telecom’s mobile network in future years.

A final assignment process, during which each successful bidder will bid for a location within the spectrum band, is still to be held.

Background

The 700 MHz spectrum band, previously used for analogue broadcast services, is expected to allow mobile operators to provide 4G mobile broadband services – already being built in New Zealand’s main cities – much more extensively in New Zealand, including in less densely populated areas.

Telecom launched 4G services, utilising existing spectrum in the 1800 MHz range, in Auckland, Wellington and Christchurch in November 2013 and extended its network in December to several popular holiday destinations.

Please find enclosed a copy of the Minister’s statement.

- ENDS –

For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact: Mark Laing General Manager Corporate Finance +64 (0) 27 227 5890

Media release 22 January 2014

Final 700 MHz spectrum block auctioned

The Ministry of Business, Innovation and Employment has today announced that Telecom has won the final block of 700 MHz radio spectrum.

Telecom bid $83 million (+GST) for the final block of spectrum.

Under the auction rules, Telecom’s bid for the final block is conditional on it obtaining clearance from the Commerce Commission to acquire the spectrum.

Radio spectrum management rights are deemed to be business assets and are therefore subject to the competition provisions of the Commerce Act 1986.

In the first round of the auction in October last year, three bidders were each entitled to bid for three spectrum blocks. However, 2degrees only bid for two blocks, leaving one block unsold.

Following the final round of the auction, the results of the 700 MHz auction are (subject to Commerce Commission clearance):

·	Telecom: 2x20 MHz (four blocks)

·	Vodafone: 2x15 MHz (three blocks)

·	2degrees: 2x10 MHz (two blocks)

Under the auction terms, bidders who acquire three blocks of radio spectrum must build at least five new cell sites each year, for five years.

As a condition of winning the final spectrum block and having four blocks of 700 MHz radio spectrum, Telecom will be required to build ten new cell sites each year for five years, in areas that it does not currently cover.

All successful bidders will also be required to upgrade 75 per cent of their existing rural cell sites to 4G, up to a maximum of 300 sites.

The auction conditions are designed to ensure that at least 90 per cent of New Zealanders have access to a 4G network and faster mobile broadband coverage within five years.

4G mobile broadband services are capable of speeds up to ten times faster than existing mobile data networks, and are expected to help meet growing consumer demand for mobile data.

Indications are that by using the spectrum for 4G mobile networks, economic benefits for New Zealand of up to $2.4 billion can be expected over the next twenty years.

[ends]

Media contact: 027 442 2141 or email media@mbie.govt.nz